UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2009

BLUE SQUARE - ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                          No ☒

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Blue Square – Israel Ltd. (the "Company") to be held at 10:00 A.M., Israel time, on March 4, 2009, at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purpose of this meeting is to re-elect Mr. David Alphandary and Mr. Uzi Baram as “external directors” to the Company’s Board of Directors, for an additional period of three (3) years commencing on March 15, 2009, as set forth in the accompanying Notice of Extraordinary General Meeting and Proxy Statement.  The Company's Board of Directors recommends that you vote "FOR" the proposal, as specified on the enclosed form of proxy.

We look forward to greeting personally those Shareholders who are able to be present at the shareholder meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the meeting.

Thank you for your continued cooperation.

Very truly yours,

David Wiessman
Chairman of the Board

Tel-Aviv, Israel
Dated: February 2, 2009

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders of Blue Square – Israel Ltd. (the "Company") will be held at 10:00 A.M., Israel time, on March 4, 2009, at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel, in order to re-elect Mr. David Alphandary and Mr. Uzi Baram as “external directors” to the Company’s Board of Directors, for an additional period of three (3) years commencing on March 15, 2009.

In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholder meeting and any adjournment thereof.

Shareholders of record at the close of business on January 26, 2009 are entitled to notice of, and to vote at, the shareholder meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices.  Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders wishing to express their position with respect to the proposal described in this Proxy Statement may do so by submitting a written position statement to the Company's offices at 2 Amal Street, Rosh Ha’ayin 48092, Israel, no later than February 9, 2009.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares.  For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

David Wiessman
Chairman of the Board

Tel-Aviv, Israel
Dated: February 2, 2009

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Extraordinary General Meeting of Shareholders to be held on March 4, 2009

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York Mellon (“BONY”), of Blue Square - Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on March 4, 2009 at 10:00 A.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following item:

1.	To re-elect Mr. David Alphandary and Mr. Uzi Baram as “external directors” to the Company’s Board of Directors, for an additional period of three (3) years, commencing on March 15, 2009.

The Company currently is unaware of any other matters that may be raised at the Meeting.  Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend.  If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof.  Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about February 2, 2009.  In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.  As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on January 26, 2009 shall be entitled to receive notice of and to vote at the Meeting.  At the close of business on February 2, 2009, the Company had outstanding 43,372,819 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

The affirmative vote of shareholders represented at the Meeting in person or by proxy conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following (a) at least one-third of the shares of non-controlling shareholders or of anyone on their behalf voting in person or by proxy at the Meeting, or (b) the total number of votes of the shares voted  by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the re-election of  Mr. Alphandary and Mr. Baram.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of January 27, 2009, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group:

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	Percent

Alon Retail Ltd. (1) Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	30,640,803	70.65%

Clal Insurance Enterprises Holdings Ltd.(2)	3,679,722	8.48%

Menora Mivtachim Holdings Ltd.(3)	2,629,711	6.06%

Directors and Officers of the Company as a group (consisting of 22 persons) (4)	0	0%

(1)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

(2)
Includes shares held by Clal Finance Ltd., both directly and through its wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd.  Clal Finance Ltd. is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("Clal").  Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which is a majority owned subsidiary of IDB Holding Corporation Ltd. ("IDB Holdings"), an Israeli public company.  Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, by reason of their interests in, and relationships among them with respect to, IDB Holdings, may each be deemed beneficial owner of and share the power to vote and dispose of, the Clal shares owned beneficially by Clal.

(3)
Includes shares held by Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Mivtachim Holdings Ltd. ("Menora Holdings") is an Israeli public company. 61.9% of Menora Holdings outstanding shares are held directly and indirectly by Menachem Gurevitch and 38.1% of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.

(4)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Retail Ltd.

ITEM 1– ELECTION OF EXTERNAL DIRECTORS

The Company’s Board of Directors has nominated Mr. David Alphandary and Mr. Uzi Baram to be re-elected, at the Meeting, to continue serving as external directors (as defined for purposes of the Israeli Companies Law) of the Company for an additional three-year term. Mr. David Alphandary and Mr. Uzi Baram are nominated to serve as external directors for a three-year term in accordance with the provision of the Israeli Companies Law, commencing on March 15, 2009.  It is the intention of the persons named in the proxy to vote for the election of Mr. David Alphandary and Mr. Uzi Baram.

The following information is supplied with respect to each of Mr. David Alphandary and Mr. Uzi Baram and is based upon the information furnished to the Company by each of Mr. David Alphandary and Mr. Uzi Baram, as the case may be.

Name	Age	Position with Company
David Alphandary	73	External Director
Uzi Baram	71	External Director

David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Shufersal Ltd. and from 1982 to 1991 as Vice President to Shufersal. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of Blue Square.

Uzi Baram has served as our external director since March 2006. He served as a member of the Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Club 50 – Organization for People Over 50 Ltd. Mr. Baram holds a degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee and the Compensation Committee of Blue Square.

Each of Mr. Alphandary and Mr. Baram has notified the Company that he complies with all requirements under the Companies Law for serving as an external director.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that Mr. David Alphandary and Mr. Uzi Baram be, and hereby are, re-elected to hold office as external directors of the Company for an additional three-year term in accordance with the provision of the Companies Law, commencing on March 15, 2009.”

The affirmative vote of shareholders represented at the Meeting in person or by proxy conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following (a) at least one-third of the shares of non-controlling shareholders or of anyone on their behalf voting in person or by proxy at the Meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the re-election of  Mr. Alphandary and Mr. Baram.

The Board of Directors recommends a vote FOR the re-election of Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company.

Independent and External Directors

Israeli Companies Law Requirements. We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Minister of Justice has adopted regulations exempting companies, like Blue Square, whose shares are traded outside of Israel, from some provisions of the Israeli Companies Law.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Regulations under the Israeli Companies Law provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which (s) he serves, or is a candidate for serving as an external director.

No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director or may impair his ability to serve as a director.  Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

At least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional expertise”. Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

Each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s size, the scope and complexity of its activities and other factors.  Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for the Company.  Our board of directors currently has at least two directors with such “accounting and financial expertise”.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders (as defined in the Israeli Companies Law) voted at the meeting, vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for one additional three-year term.  Nevertheless, Regulations under the Israeli Companies Law provide that companies, like Blue Square (whose shares are listed for trading both on the Tel Aviv Stock Exchange and on the New York Stock Exchange), may appoint an external director for additional three-year terms, under certain circumstances and conditions.  External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee of our board of directors is required to include at least one external director and our audit committee is required to include all of the external directors.

New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers.  Under such NYSE rules, each member of the Company's audit committee must be independent.

Under the NYSE rules as applicable to foreign private issuers, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the 1934 Act.  The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

The independence requirements of Rule 10A-3 of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The definition of "affiliate" for non-investment companies is "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the 1934 Act, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been adopted under the rule, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. There are also certain limited exceptions for an audit committee member who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

David Wiessman
Chairman of the Board
Dated: February 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:
Elli Levinson-Sela, Adv.
General Counsel &
Corporate Secretary